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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            Home State Holdings, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   437368 10 3
                                 (CUSIP Number)

                               Howard E. Steinberg
                    Senior Vice President and General Counsel
                     Reliance Financial Services Corporation
                                Park Avenue Plaza
                               55 East 52nd Street
                            New York, New York 10055
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 29, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 437368 10 3                   13D                    PAGE 2 OF 9 PAGES


---------------------------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION   NO. OF ABOVE  PERSON

            Reliance Financial Services Corporation
            IRS Employer's Identification No: 51-0113548
---------------------------------------------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE  BOX IF A  MEMBER OF A GROUP*                                               (a) [ ]
                                                                                                              (b) [X]
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3           SEC USE ONLY
---------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS*

              WC
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5           CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT  TO ITEMS 2(d) or (e)              [X]
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6           CITIZENSHIP  OR PLACE OF ORGANIZATION

            New York
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                      7       SOLE VOTING  POWER
      NUMBER OF
                                620,251 shares of Common Stock
       SHARES       -------------------------------------------------------------------------------------------------

    BENEFICIALLY      8       SHARED VOTING  POWER

      OWNED BY                  0 shares of Common Stock
                    -------------------------------------------------------------------------------------------------
        EACH          9       SOLE DISPOSITIVE  POWER

      REPORTING                 620,251 shares of Common Stock
                    -------------------------------------------------------------------------------------------------
       PERSON        10      SHARED DISPOSITIVE  POWER

                                0 shares of Common Stock
        WITH
---------------------------------------------------------------------------------------------------------------------
11          AGGREGATE  AMOUNT  BENEFICIALLY   OWNED BY EACH  REPORTING PERSON

                         620,251 shares of Common Stock
---------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE  AMOUNT  IN ROW (11) EXCLUDES  CERTAIN  SHARES*                            [ ]

---------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT  IN ROW (11)

                         9.9%**
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14          TYPE OF REPORTING PERSON*

                         HC
---------------------------------------------------------------------------------------------------------------------



     *        SEE INSTRUCTIONS BEFORE FILLING OUT!

     ** Based on 5,660,000 shares of Common Stock outstanding as of April 14, 1997.



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CUSIP NO. 437368 10 3                  13D                     PAGE 3 OF 9 PAGES



         The statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on October 15, 1996 (the "Initial Schedule 13D") by Reliance Financial Services Corporation (the "Reliance Financial"), as amended on April 4, 1997 by Amendment No. 1 to the Schedule 13D ("Amendment No. 1"), is hereby amended by this Amendment No. 2 to the Schedule 13D (the Initial
Schedule 13D, as amended, is hereinafter referred to as the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used herein have the meanings ascribed to them in the Initial Schedule 13D.

Item 4.  Purpose of the Transaction

         Item 4 is hereby amended and restated in its entirety by the following information:

         The Preferred Shares and Warrants were acquired by RIC for investment purposes and not with the purpose of changing control of the Company.

         In connection with, and as a condition to, the acquisition of the Preferred Shares and Warrants, the following agreements relating to or bearing upon such securities were executed and delivered by RIC:

         A Stockholders' Agreement (the "Stockholders' Agreement") dated as of October 4, 1996 (a copy of which is attached hereto as Exhibit 3) by and among the Company, RIC, Swiss Re, Herrick Partners, L.P., a Delaware limited partnership ("Herrick Partners'), Michael H. Monier ("Mr. Monier") and Edward D. Herrick ("Mr. Herrick") pursuant to which, among other things, (i) Swiss Re has the right to designate an individual to serve as a Director of the Company for so long as its holds shares of Preferred Stock, (ii) the parties have agreed to vote in favor of the election of the individual designated by Swiss Re as a Director of the Company, (iii) each of RIC and Swiss Re has the right, upon the occurrence of a Redemption Default (as defined in the Stockholders' Agreement), to designate an individual to serve as a Director of the Company, (iv) the parties to the Stockholders' Agreement have agreed to vote in favor of the election of any individual designated by RIC and/or Swiss Re as a Director of the Company after a Redemption Default, and (v) the parties have agreed to vote in favor of amending the Certificate of Incorporation of the Company (as contemplated in the Securities Purchase Agreement and as described below).

         A Registration Rights Agreement (the "Registration Rights Agreement") dated as of October 4, 1996 (a copy of which is attached hereto as Exhibit 4) by and among the Company, RIC and Swiss Re, pursuant to which RIC and Swiss Re have been granted certain registration rights with respect to the shares of Common Stock obtainable upon conversion or exercise of the Warrants.

         A Management and Consulting Agreement (the "Consulting Agreement") dated October 4, 1996 (a copy of which is incorporated herein by reference as Exhibit 7) between the Company and RIC, pursuant to which RIC has agreed to render certain management and consulting services to the Company in connection with the operation and conduct of the Company's and its subsidiaries' businesses.

         A letter agreement (the "Reinsurance Letter") dated October 4, 1996 (a copy of which is incorporated herein by reference as Exhibit 8) between the Company, RIC and certain subsidiaries of the Company relating to certain reinsurance arrangements.

         In addition to the foregoing, Robert Abidor, a former executive of the Company and a holder of 8.55% of the Common Stock, agreed with RIC and Swiss Re, by letter agreement (the "Abidor Agreement") dated October 4, 1996 (a copy of which is attached hereto as Exhibit 5) to vote all shares of Common Stock which he holds or over which he



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CUSIP NO. 437368 10 3                  13D                     PAGE 4 OF 9 PAGES


exercises discretionary voting authority in favor of amending the Certificate of Incorporation (as contemplated in the Securities Purchase Agreement and as described below).

         The Securities Purchase Agreement requires the Company to present at the next annual stockholders' meeting, for a vote by the stockholders, certain proposed amendments to the Certificate of Incorporation of the Company. Such amendments would facilitate the election of those Directors which may be designated by RIC and Swiss Re by, among other things, (i) providing for an increase in the size of the Company's Board of Directors to not less than eight
(8) nor more than ten (10) members, (ii) permitting class voting, (iii) permitting the removal of Directors without cause, (iv) providing that the holders of Preferred Stock voting as a class shall be entitled to elect one Director to the Company's Board of Directors and (v) providing that in the event of a Redemption Default the holders of Preferred Stock voting as a class shall be entitled to elect two directors to the Company's Board of Directors. The parties to the Stockholders' Agreement and Mr. Abidor have agreed to vote all of their respective shares in favor of the proposed amendments.

         On April 29, 1997, RIC and Swiss Re provided a written waiver (the "Waiver"; a copy of which is attached hereto as Exhibit 9) to the Company relating to a default by the Company under the Securities Purchase Agreement. The aforementioned default resulted from the Company's failure to maintain a ratio of "net written premiums" for the fiscal year ended December 31, 1996 to "statutory surplus" as of such fiscal year-end of less than 2.5:1.0 for the Company and its subsidiaries as required by Section 8.13 of the Securities Purchase Agreement.

         Pursuant to the Waiver, RIC and Swiss Re have agreed to waive the aforementioned default under the Securities Purchase Agreement. As a condition to the effectiveness of the Waiver, the Board of Directors of the Company was required to appoint, and it has appointed, a committee (the "Committee") of four directors consisting of Robert Baylis, Henry Sopher, Edward D. Herrick and Michael Monier; Mr. Sopher serves as Chairman of the Committee. The Committee reports to the Board of Directors of the Company and is expressly empowered to pursue all strategic alternatives to improve the financial condition of the Company. The Waiver supersedes the waiver provided by RIC and Swiss Re on March 31, 1997 (a copy of which is attached hereto as Exhibit 6).

         The response to Item 3 is incorporated herein by reference. The Stockholders' Agreement which is attached hereto as Exhibit 3, the Registration Rights Agreement which is attached hereto as Exhibit 4 and the Abidor Agreement which is attached hereto as Exhibit 5 are incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

         Item 7 is hereby amended and supplemented by the following:

         Exhibit 7 -- Management and Consulting Agreement, dated October 4,
                      1996, between the Company and RIC

         Exhibit 8 -- Letter Agreement, dated October 4, 1996, between the
                      Company, RIC and certain subsidiaries of the Company

         Exhibit 9 -- Waiver, dated April 29, 1997 among the Company, RIC and
                      Swiss Re.



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CUSIP NO. 437368 10 3                  13D                     PAGE 5 OF 9 PAGES


                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned, by its duly authorized officer, certifies that the information set forth in this statement is true, complete and correct.

                                                    RELIANCE FINANCIAL SERVICES
                                                    CORPORATION

Date: May 12, 1997                                  By:  /s/ Lowell C. Freiberg
                                                       ------------------------
                                                       Lowell C. Freiberg
                                                       Senior Vice President



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CUSIP NO. 437368 10 3                  13D                     PAGE 6 OF 9 PAGES


                                  EXHIBIT INDEX

         EXHIBIT NO.                                 DESCRIPTION                       SEQUENTIALLY NUMBERED PAGE
         -----------                                 -----------                       --------------------------
         Exhibit 1               Securities Purchase Agreement, dated as of October     __
                                 4, 1996, by and among the Company, RIC and Swiss
                                 Re*

         Exhibit 2               Form of Warrant Certificate issued to RIC*             __

         Exhibit 3               Stockholders' Agreement, dated as of October 4,        __
                                 1996, by and among the Company, RIC, Swiss Re,
                                 Mr. Herrick, Herrick Partners and Mr. Monier*

         Exhibit 4               Registration Rights Agreement, dated as of October     __
                                 4, 1996, by and among the Company, RIC and Swiss
                                 Re*

         Exhibit 5               Letter Agreement, dated October 4, 1996, executed      __
                                 by Robert Abidor in favor of RIC and Swiss Re*

         Exhibit 6               Waiver, dated March 31, 1997, among the Company,       __
                                 RIC and Swiss Re**

         Exhibit 7               Management and Consulting Agreement, dated             __
                                 October 4, 1996, between the Company and RIC***

         Exhibit 8               Letter Agreement, dated October 4, 1996, between       __
                                 the Company, RIC and certain subsidiaries of the
                                 Company***

         Exhibit 9               Waiver, dated April 29, 1997 among the Company,         7
                                 RIC and Swiss Re****.



*      Previously filed with the Initial Schedule 13D
**     Previously filed with Amendment No. 1
*** Incorporated by reference to Exhibit 10.35 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, filed with the Commission on April 16, 1997
****   Filed herewith



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